UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) August 10, 2009

INDEPENDENCE HOLDING COMPANY

(Exact name of registrant as specified in its charter)

Delaware	**010306**	**58-1407235**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	**06902**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

This information set forth under this Item 2.02 is intended to be furnished under this Item 2.02 "Results of Operations and Financial Condition.". Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

On August 10, 2009, Independence Holding Company issued a news release announcing its 2009 second-quarter and six months results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated August 10, 2009: Independence Holding Company Reports 2009 Second-Quarter and Six Months Results.

<u>SIGNATURE</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>August 10, 2009</u>

/s/ *Teresa A. Herbert*
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: DAVID T. KETTIG
(212) 355-4141 Ext. 3047
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY REPORTS SECOND-QUARTER AND SIX MONTHS RESULTS

Stamford, Connecticut, August 10, 2009. Independence Holding Company (NYSE: IHC) today reported 2009 second-quarter and six months results. This press release contains both GAAP and non-GAAP financial information for which reconciliations can be found at the end of this release.

Financial Results

Net income (loss) per share from continuing operations attributable to IHC increased to $.13 per share, diluted, or $1,976,000, for the three months ended June 30, 2009 compared to $(.43) per share, diluted, or $(6,693,000), for the three months ended June 30, 2008. Included in the prior year's net loss is a realized loss for other than temporary impairments in preferred stocks of $(11,145,000) or $(.72) per share, diluted, net of tax which (net of gains) yielded a net realized loss of $(9,764,000) or $(.63) per share, diluted, net of tax.

Net income (loss) per share from continuing operations attributable to IHC increased to $.35 per share, diluted, or $5,332,000, for the six months ended June 30, 2009 compared to $(.24) per share, diluted, or $(3,621,000), for the six months ended June 30, 2008. Included in the prior year's net loss for the six months is a realized loss for other than temporary impairments in preferred stocks of $(11,197,000) or $(.73) per share, diluted, net of tax which (net of gains) yielded a net realized loss of $(9,785,000) or $(.64) per share, diluted, net of tax.

IHC reported operating income[1] per share of $.08 per share, diluted, or $1,162,000, for the three months ended June 30, 2009, compared to $.20 per share, diluted, or $3,071,000, for the three months ended June 30, 2008. IHC reported operating income per share of $.23 per share, diluted, or $3,565,000, for the six months ended June 30, 2009, compared to $.40 per share, diluted, or $6,164,000, for the six months ended June 30, 2008.

Revenues increased 13% to $100,599,000 for the three months ended June 30, 2009, compared to revenues for the three months ended June 30, 2008 of $89,318,000. Revenues increased 3% to $199,970,000 for the six months ended June 30, 2009, compared to revenues for the six months ended June 30, 2008 of $193,736,000.

Chief Executive Officer's Comments

Roy Thung, Chief Executive Officer, commented, "Our operating income was adversely impacted by unexpectedly large health claims, and unusually large legal and other expenses in connection with employment matters and the closing of a branch office. As a result of recessionary pressures and tighter underwriting guidelines, our premiums have decreased 6.0% for the first six months of 2009 compared to the first six months of 2008. In response to the decrease in premiums, we have initiated significant cost

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[1] Operating income is a non-GAAP measure representing income from continuing operations net of losses attributable to non-controlling interests and excluding net realized investment gains (losses), net of applicable income tax. The Company believes that the presentation of operating income may offer a better understanding of the core operating results of the Company. A reconciliation of income from continuing operations to operating income is included in this press release.

reductions in the fully insured division which will be largely realized beginning in 2010."

Mr. Thung continued, "Even in the current challenging economy, our financial condition remains strong. Our insurance companies' statutory surplus at June 30, 2009 is at an all-time high. The Company recorded an increase in book value per share to $12.70 at June 30, 2009 from $10.56 at December 31, 2008, primarily as a result of a reduction in unrealized losses due to mark-to-market accounting on our available-for-sale securities. The adjusted book value per share[2] was $14.49 at June 30, 2009."

Non-GAAP Financial Measures

The Company provides non-GAAP financial measures to complement its consolidated financial statements presented in accordance with GAAP: (i) Operating income is income from continuing operations net of losses attributable to non-controlling interests and excluding net realized gains or losses, net of applicable income taxes, (ii) Operating income per share is operating income (loss) on a per share basis, and (iii) Adjusted book value per share represents IHC's book value per share excluding the per share value of net unrealized investment gains and losses (per SFAS 115), after taxes. These non-GAAP financial measures are intended to supplement the user's overall understanding of the Company's current financial performance and its prospects for the future. Specifically, the Company believes the non-GAAP results provide useful information to both management and investors by excluding realized gains or losses, net of taxes, that, when excluded from the GAAP results, may provide additional understanding of the Company's core operating results or business performance. However, these non-GAAP financial measures are not intended to supersede or replace the Company's GAAP results. A reconciliation of the non-GAAP results to the GAAP results is provided in the "Reconciliation of GAAP Income from Continuing Operations to Non-GAAP Income from Continuing Operations" and "Reconciliation of GAAP Book Value Per Share to Non-GAAP Adjusted Book Value Per Share" schedules below.

About Independence Holding Company

IHC is a holding company principally engaged in the life and health insurance business and the acquisition of blocks of policies through its insurance company subsidiaries (Standard Security Life Insurance Company of New York and Madison National Life Insurance Company, Inc.), its affiliate (American Independence Corp. (NASDAQ: AMIC)), and its managing general underwriters, third-party administrators, and marketing affiliates. Standard Security Life markets medical stop-loss, small group major medical, short-term medical, major medical for individuals and families, limited medical, group long and short-term disability and life, dental, vision and managed health care products. Madison Life sells group life and disability, employer medical stop-loss, small group major medical, major medical for individuals and families, short-term medical, dental, vision, and individual life insurance. AMIC is a holding company principally engaged in the insurance and reinsurance business through Independence American Insurance Company and its agencies and managing general underwriter division.

Certain statements in this news release may be considered forward-looking statements, such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission.

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[2] Adjusted book value per share is a non-GAAP measure which represents IHC's book value per share and excludes the per share value of net unrealized investment gains and losses (per SFAS 115), after taxes. A reconciliation of book value per share to adjusted book value per share is included in this press release.

INDEPENDENCE HOLDING COMPANY
SECOND QUARTER REPORT
JUNE 30, 2009
(In Thousands, Except Per Share Data)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	**2008**	**2009**	**2008**
REVENUES				
Premiums earned	$ 77,081	$ 81,684	$ 153,514	$ 163,338
Net investment income	11,428	11,156	22,147	21,801
Fee income	8,486	10,218	17,521	21,417
Net realized investment gains	1,262	2,306	2,927	2,501
Total other-than-temporary impairment losses	-	(17,393)	(271)	(17,474)
Equity income from AMIC	235	389	928	790
Other income	2,107	958	3,204	1,363
	100,599	89,318	199,970	193,736
EXPENSES				
Insurance benefits, claims and reserves	60,423	61,615	116,619	122,399
Selling, general and administrative expenses	35,607	35,915	72,661	72,752
Amortization of deferred acquisition costs	1,300	1,955	2,350	3,409
Interest expense on debt	761	909	1,531	1,895
	98,091	100,394	193,161	200,455
Income (loss) from continuing operations before income taxes (benefits)	2,508	(11,076)	6,809	(6,719)
Income taxes (benefits)	545	(4,409)	1,497	(3,056)
Income (loss) from continuing operations	1,963	(6,667)	5,312	(3,663)
Discontinued operations:				
Loss from discontinued operations	(117)	-	(354)	-
Net Income (loss)	1,846	(6,667)	4,958	(3,663)
(Income) loss from non-controlling interests in subsidiaries	13	(26)	20	42
NET INCOME (LOSS) ATTRIBUTABLE TO IHC	$ 1,859	$ (6,693)	$ 4,978	$ (3,621)
Basic income (loss) per common share:				
Income (loss) from continuing operations	$ .13	$ (.43)	$ .35	$ (.24)
Loss from discontinued operations	(.01)	-	(.03)	-
Basic income (loss) per common share	$ .12	$ (.43)	$ .32	$ (.24)
WEIGHTED AVERAGE SHARES OUTSTANDING	15,419	15,388	15,413	15,359
Diluted income(loss) per common share				
Income (loss) from continuing operations	$ .13	$ (.43)	$ .35	$ (.24)
Loss from discontinued operations	(.01)	-	(.03)	-
Diluted income (loss) per common share	$ .12	$ (.43)	$ .32	$ (.24)
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	15,419	15,388	15,415	15,359

As of August 7, 2009, there were 15,423,175 common shares outstanding, net of treasury shares.

**RECONCILIATION OF GAAP INCOME FROM CONTINUING OPERATIONS TO
NON-GAAP INCOME FROM CONTINUING OPERATIONS
(In Thousands, Except Per Share Data)**

	Three Months Ended June 30,		Six Months Ended June 30,	
	2009	**2008**	**2009**	**2008**
Income (loss) from continuing operations	$ 1,963	$ (6,667)	$ 5,312	$ (3,663)
(Income) loss from non-controlling interest in subsidiaries	13	(26)	20	42
Realized (gains) losses net of taxes	(814)	(1,381)	(1,939)	(1,412)
Other-than temporary impairment losses, net of taxes	-	11,145	172	11,197
Operating income from continuing operations	$ 1,162	$ 3,071	$ 3,565	$ 6,164
Non - GAAP basic income per common share: Operating income from continuing operations	$ .08	$ .20	$ .23	$ .40
Non - GAAP diluted income per common share: Operating income from continuing operations	$ .08	$ .20	$ .23	$ .40

Included in the realized gains (losses), net of taxes, above are IHC's proportionate share of AMIC's realized gains (losses) net of taxes. The other-than-temporary impairment losses are primarily due to the write down in value of preferred stocks of certain financial institutions.

**RECONCILIATION OF GAAP BOOK VALUE PER SHARE TO
NON-GAAP ADJUSTED BOOK VALUE PER SHARE**

	June 30, 2009
Book Value per share	$ 12.70
Net unrealized losses, after tax, per share	1.79
Adjusted book value per share	$ 14.49